Columbia Funds Series Trust I

225 Franklin Street

Boston MA, 02110

Writer’s Direct Contact

(617) 385-9536

June 7, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust I (the “Registrant”) on behalf of the following fund (the

“Fund”): Columbia Risk Allocation Fund

Post-Effective Amendment No. 152

Registration File Nos.: 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No.152 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(b)(1)(iii) under the Security Act of 1933. The Amendment is being filed for the purpose of designating June 18, 2012 as the new effective date for the previously filed Post-Effective Amendment No. 145 under Rule 485(a) under the Securities Act of 1933.

No fees are required in connection with this Post-Effective Amendment’s filing.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I